Report of Independent Registered
Public Accounting Firm

The Board of Trustees
The Dreyfus/Laurel Funds Trust

We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds Trust, which is comprised of Dreyfus Emerging Markets Debt
Local Currency Fund and Dreyfus Equity Income
Fund (collectively, the "May 31st Funds"), Dreyfus
International Bond Fund and Dreyfus Global Equity
Income Fund (collectively, the "October 31st
Funds") and  Dreyfus High Yield Fund (the
"December 31st Fund")(collectively with the May
31st Funds and October 31st Funds, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of February 28, 2015, and from May 31, 2014 through February 28, 2015 for the May 31st Funds, from October 31, 2014 through
February 28, 2015 for the October 31st Funds, and from December 31, 2014 through February 28,
2015 for the December 31st Fund, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2015, and with respect to agreement of security purchases and sales, for the period from May 31, 2014 (the date of the May 31st
Funds' last examination) through February 28, 2015, from October 31, 2014 (the date of the
October 31st Funds' last examination) through February 28, 2015, and from December 31, 2014
(the date of the December 31st Fund's last examination) through February 28, 2015:

1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Funds' accounting
records to the Custodian's records as of
February 28, 2015;
4.	Agreement of pending purchase activity for
the Funds as of February 28, 2015 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Funds as of February 28, 2015 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five security
purchases and five security sales from the
period May 31, 2014 (the date of the May
31st Funds' last examination) through
February 28, 2015, from the period October
31, 2014 (the date of the October 31st Funds'
last examination) through February 28,
2015, and from December 31, 2014 (the date
of the December 31st Fund's last
examination) through February 28, 2015,
from the books and records of the Funds to
the bank statements noting that they had
been accurately recorded and subsequently
settled;
7.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report ("SOC
1 Report") for the period January 1, 2014 to
December 31, 2014 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
8.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from January 1, 2015 through
February 28, 2015. In addition, we have
obtained written representations from the
Custodian confirming the above.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February
28, 2015, and from May 31, 2014 through February
28, 2015 for the May 31st Funds, from October 31,
2014 through February 28, 2015 for the October
31st Funds, and from December 31, 2014 through
February 28, 2015 for the December 31st Fund with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Dreyfus/Laurel Funds Trust, and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP
New York, New York
August 31, 2015


August 31, 2015

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of The Dreyfus/Laurel Funds Trust, comprised of Dreyfus Emerging Markets Debt
Local Currency Fund and Dreyfus Equity Income
Fund (collectively, the "May 31st Funds"), Dreyfus
International Bond Fund and Dreyfus Global Equity
Income Fund (collectively, the "October 31st
Funds") and  Dreyfus High Yield Fund (the
"December 31st Fund")(collectively with the May
31st Funds and October 31st Funds, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February
28, 2015 and from May 31, 2014 through February
28, 2015 for the May 31st Funds, from October 31,
2014 through February 28, 2015 for the October
31st Funds, and from December 31, 2014 through
February 28, 2015 for the December 31st Fund.

Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February
28, 2015 and from May 31, 2014 through February
28, 2015 for the May 31st Funds, from October 31,
2014 through February 28, 2015 for the October
31st Funds, and from December 31, 2014 through
February 28, 2015 for the December 31st Fund with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust

Jim Windels
Treasurer

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